

Via U.S. Mail and Facsimile

November 1, 2010

Joel S. Kress
Executive Vice President – Business and Legal Affairs
ICON Capital Corp.
100 Fifth Avenue, Fourth Floor
New York, New York 10011

>　**Re:**　**ICON ECI Fund Fifteen, L.P.**
>　　　**Registration Statement on Form S-1**
>　　　**Filed October 6, 2010**
>　　　**File No. 333-169794**

Dear Mr. Kress:

　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the dealer-manager has received clearance by FINRA.

Prospectus Cover Page

2. The cover page contains excessive detail and is not consistent with Item 1.A. of Industry Guide 5 or Section II.A.3.a of Release 33-6900. Please reconsider the disclosure on the cover in its entirety and revise to remove excessive text that obscures the ability of the reader to easily understand the key aspects of the transaction and the risks associated with an investment. The revised disclosure should be consistent in all material respects with Rule 421(d) of Regulation C.

Sales Material, page 126

3. As you know, any supplemental sales materials to be used in connection with your offering are required to be submitted to us pursuant to the requirements of Item 19.D. of Industry Guide 5 and will be subject to our review and comment. The sales literature is required to present a balanced discussion of the risks and rewards of an investment and should not contain any information or disclosure that is inconsistent with or not also provided in your prospectus.

Conflicts of Interest, page 44

4. With respect to each potential conflict of interest discussed in this section, please describe the methods by which you, the general partner and its affiliates will minimize the potential conflicts. See Release Item 5.A. of Industry Guide 5 and Section II.B.2.c of No. 33-6900.

Management Responsibility, page 36

5. Please advise us as to whether your partnership agreement modifies any state-law fiduciary duty standards. To the extent it does, please compare any provisions of the Delaware Revised Uniform Limited Partnership Act addressing fiduciary duties of your managers with the standards as modified by the partnership agreement and discuss the specific benefits and detriments to management resulting from any modification. See Section II.B.2.d of Release 33-6900.

Market and Industry Data, page 76

6. We note your statement that the company has not independently verified the market and industry data but "there is no reason to believe such information is not reliable or accurate." Please revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and industry statistics presented. If the industry and market data requires disclaimers such as those presented here, it does not appear the information contributes to an informed investor understanding of the market and industry at the time the investment decision is being made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or, in her absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Deborah Froling, Esq. (*Via Facsimile 202/857-6395*)
        Arent Fox LLP
        1050 Connecticut Avenue, N.W.
        Washington, D.C. 20036